Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN	Quarter ended ("current quarter")
ARBN 073 391 189	31 December 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (12 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(33,669)	(241,327)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(202,659)	(843,653)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	24,631	96,310

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(211,697)	(989,995)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(1,325)	(1,325)

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments-marketable securities	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

1.12	Other (provide details if material)	-	-

	Net investing cash flows	(1,325)	(1,325)

1.13	Total operating and investing cash flows (carried forward)	(213,022)	(989,995)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	(213,022)	(989,995)

	Net increase (decrease) in cash held

1.20	Cash at beginning of quarter/year to date	3,839,251	4,616,407

1.21	Exchange rate adjustments to item 1.20	(114)	(297)

1.22	Cash at end of quarter (see note 1)	3,626,115	3,626,115

Note 1: C$3,626,115 converted at the exchange rate applicable at December 31, 2005 of 0.855 equals approximately A$4,241,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	$91,815

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors’ fees, for management and consulting fees and for the provision of staff and office facilities in Canada and the provision of office facilities and re-imbursement of some staff costs in Australia.  The provision of office facilities and staff in Canada and Australia is charged at cost.  In addition the Company re-imburses expenses incurred on Company business.

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	50,000

4.2	Development	-

	Total	50,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	126,115	139,251

5.2	Deposits at call	3,500,000	3,700,000

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	3,626,115	3,839,251

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed	Diamond Jim Mine Claims, Nevada	Option to Acquire 100% of 33 unpatented lode mining claims	Option to acquire 100% of claims	Nil

6.2	Interests in mining tenements acquired or increased

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,969,105	N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

See chapter 19 for defined terms.

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Mining exploration entity quarterly report

7.8	Issued during Quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses, if any, are treated as investing activities under Canadian GAAP, have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

      Date: ___January 30, 2006_________________

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

See chapter 19 for defined terms.

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Argosy Minerals Inc

Additional Information

APPENDIX I

Item 7.7 – Options

Granted / Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at December 31, 2005

Granted June 20, 2002	mmm d, yyyy	A0.35	4,175,000
Cancelled 2002			(600,000)
Cancelled 2003			(500,000)
Cancelled 2004			(350,000)
Cancelled 2005			(600,000)	2,125,000

Balance outstanding December 31, 2005				2,125,000

January 30, 2006

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending December 31, 2005 - Summary of Activities and Expenditures

During the quarter ended 31 December, 2005 Argosy continued work on the Lac Panache Project with reconnaissance-scale sampling of the three smaller claim block areas (Brazil Lake, Little Panache and Norwest) and more detailed mapping and sampling within the larger Panache claim block where trenching had been underway since the 3rd Quarter.

With a new government in Burundi providing stability, Argosy has entered into discussions with the Ministry for Mines regarding recommencing activities in Burundi.

Argosy has continued to evaluate other business opportunities including several copper-cobalt concessions in Katanga Province, Democratic Republic of Congo, and a manganese opportunity in South Africa.

Summary of Expenditures

Legal, Administrative, Consultants	$ 14,894
Claim Fees and Option Payments	20,000
Equipment Rental	29,866
Contractors	25,095
Laboratory Costs	3,622
Travel and Accommodation	1,705
Expenses Recovered	(61,513)
$ 33,669

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

As stated in the 3rd Quarter 5B Report, Argosy commenced a program of trail construction and trenching of known geophysical and geochemical anomalies during that Quarter.  This work concentrated on the western side of the claim block immediately south of Lac Panache where past geophysical work identified anomalies within and along the upper and lower contacts of the Nipissing Gabbro.

4th Quarter activities included reconnaissance-scale sampling of the three smaller claim block areas (Brazil Lake, Little Panache and Norwest) and more detailed mapping and sampling within the larger Panache claim block where trenching had been underway since the 3rd Quarter.  Activities in the Panache claim block were mainly in Area B (Figures 1 and 2).  Approximately 2.5 km of new access trails plus 900 metres of trenching (measured along the long axis of the trench) were completed by the end of the quarter.  A total of 129 samples were collected during the Quarter and these were submitted to SGS Canada Inc for assaying.  Of the total number of samples, 62 were channel samples with a cumulative length of 122.65 metres and an average length of about 2 metres.

Area A Geology and Sampling

Area A sampling was restricted to 3 channel samples (total length 5.4m), two in small outcrops of a quartz breccia and one in a pyrrhotite-bearing gabbro.  All 3 returned poor assay results.

Area B Geology and Sampling

All of the trenching and most of the channel sampling activities that took place during the 4th Quarter were carried out within Area B.  Trenching was carried out by means of an excavator that removed topsoil and overburden (mostly less than 2m thick) and stockpiled the material adjacent to the trench.  The trench was then washed down to expose bedrock.  A portable Stihl diamond blade cutter was used to cut a set of parallel 5cm deep channels from which the channel sample was taken.

A ground IP/resistivity geophysical survey carried out in 2000 by a previous explorer identified a series of chargeability/conductivity anomalies that are related to the presence of sulphides.  Some of these anomalies were subsequently investigated by means of trenching and channel sampling.  Area B activities during the 4th Quarter focused on trenching and sampling of anomalies and their extensions not previously investigated.

A roughly linear NW-trending conductivity anomaly within the southern half of the geophysical survey area is located along the southern contact zone between Nipissing Gabbro and Espanola Formation well bedded metamorphosed carbonate-bearing clastics, siltstone and sandstone (Figure 3).  As a result of the recent trenching program this contact zone, up to 14m in thickness, has now been traced for some 960m (Figure 3).  The mineralogy of the zone changes along strike from a sulphide and magnetite bearing skarn-style assemblage within the NW half to a quartz +/- calcsilicates +/- sulphides vein/breccia/replacement style of mineralisation to the SE.  The dominant skarn minerals are epidote and clinopyroxene with lesser phlogopite, actinolite and possible vesuvianite (idocrase).  Sulphide minerals in the skarn are chalcopyrite, pyrite and pyrrhotite; magnetite is locally abundant.

Channel sampling was carried out at 7 locations along the strike of the contact zone with a total of 30 channel samples being collected.  Copper assays ranged between 19 ppm in quartz vein material at the eastern end of the contact zone to 2m with 0.49% copper in quartz-pyrite breccia near the central part.  Concentrations of gold and other base metals are uniformly low.

The strong chargeability anomaly along the gabbro’s northern contact was intersected in two new trenches.  In each the anomaly was found to be caused by the presence of disseminated pyrite and pyrrhotite within metaconglomerates belonging to the Bruce Formation.

Isolated chargeability anomalies within the Nipissing Gabbro are related to zones of disseminated and fracture-controlled sulphides (mainly pyrrhotite and chalcopyrite with minor pentlandite).  Channel sampling within gabbro returned only weakly anomalous grades, best being 6m with

0.27ppm platinum+palladium+gold.  The best grab sample returned 0.57ppm.  However, grades from Area C are appreciably higher.

Area C Geology and Sampling

Reconnaissance-scale rock chip sampling was conducted across the eastern end of the Nipissing Gabbro (“Area C”) in order to help define areas for future trenching and possible drilling.  Access into Area C is by means of boat and walking trails.  Sampling by earlier explorers identified anomalous concentrations of gold, platinum, palladium, copper and nickel in sulphide-bearing gabbroic rocks belonging to the Nipissing Gabbro.

A total of 45 grab samples of outcrop/subcrop were taken along a 2.9 km long interval of gabbro.  A central 1km length of strike in which 25 samples were collected returned 11 samples with greater than 0.2% copper (maximum of 0.59% copper), 5 with greater than 0.1% nickel (maximum of 0.167%), and 6 with greater than 1ppm platinum+palladium+gold (maximum of 2.213 ppm).  Samples carrying anomalous grades are metagabbro with disseminated and/or fracture-controlled sulphides (chalcopyrite, pyrrhotite, pyrite and pentlandite).  The metagabbro is typically a weakly metamorphosed gabbro in which the mafic phases exhibit alteration to biotite and amphibole.  As good exposures are quite limited in the area of sampling some amount of trenching would be required to help elucidate possible continuity of mineralisation.

Little Panache Claim Block

Consisting of two claim units, the Little Panache claim block is located north of the main Panache claim block (Figure 1).  Two outcrop samples were collected during a brief reconnaissance visit to the property.

A composite outcrop grab sample taken across a 5 x 5m area of chalcopyrite-bearing quartz stockwork veining in quartzite returned 0.6 ppm gold and 1.38% copper.

A grab outcrop sample of silicified limestone cut by stockwork quartz veining assayed 0.18 ppm gold and 3.48% copper.

Separated by 450 metres, further investigations will be needed to determine continuity of mineralisation between and around the two areas sampled.

Norwest Claim Block

Norwest consists of a single claim unit 3 ½ km west of Little Panache.

Sulphide mineralisation is exposed in a shallow pit that had been dug into a 6m wide subvertical vein/breccia with locally massive sulphides (pyrrhotite-pyrite-minor chalcopyrite).  A composite chip sample taken across a 3m wide exposure rich in sulphides assayed 0.19% copper and 0.39% nickel.  As the sulphide mineralisation is restricted to pods within the quartz vein there would seem to be limited upside potential.

An outcrop grab sample of slabby quartzite breccia failed to return any anomalous metal grades.

Brazil Lake Block

A total of 9 samples were collected from the Brazil Lake claim block.

Sampling carried out in the vicinity of the old workings at Brazil Lake returned strongly anomalous nickel (0.64%) and cobalt (0.1%) grades from a 2m wide pod or vein of essentially massive pyrrhotite exposed in a trench.  A grab sample of carbonate-rich, cobaltite-bearing stockpile material near the mouth of the same workings assayed 0.39% cobalt and 0.19% nickel.

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

With the state of force majeure lifted during the 2nd Quarter 2005, Argosy recommenced its evaluation of the nickel-cobalt laterite at Musongati.

As reported in the 3rd Quarter report, samples of limonite (1.21% nickel and 0.17% cobalt) and saprolite (3.52% nickel and 0.09% cobalt), taken from half core, had been submitted to a Perth metallurgical laboratory for bottle roll leach tests.  These tests are designed to provide a preliminary indication of nickel recovery by means of heap leaching and/or atmospheric vat leaching.

Although the tests were completed during this Quarter a final report is still pending. Should the tests suggest that the laterite may be amenable to atmospheric leaching then Argosy expects to carry out a bulk sampling program for more extensive column leach tests.

Argosy personnel traveled to Bujumbura, in Burundi, and met with various Ministry representatives within the recently-elected Government.  The meetings allowed Argosy to introduce itself and to advise the Government representatives of future planning with respect to Musongati.

Argosy representatives traveled to site to inspect the state of the core storage facility and field camp that were abandoned in the 1980’s.  Drill core from the mid-80’s drilling program is in good order and being maintained by a local caretaker.

INVESTIGATION OF NEW OPPORTUNITIES

During the quarter Argosy continued to evaluate other business opportunities.

New opportunities investigated this quarter include several copper-cobalt concessions in Katanga Province, Democratic Republic of Congo, and a manganese opportunity in South Africa. Site inspections were made to both.

Information in this report is based on information extracted from consultants’ reports and results of sampling conducted by Argosy, and has been compiled by George Katchan who is a member of the Australasian Institute of Mining and Metallurgy.

George Katchan is a full time employee of Argosy Minerals Inc. and has sufficient experience which is relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a Competent Person as defined in the 1999 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”.

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